UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

_	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-3619

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC.
235 EAST 42ND STREET
NEW YORK, NEW YORK 10017

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
DECEMBER 31, 2014 AND 2013

INDEX

Page
Report of Independent Registered Public Accounting Firm	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Plan Benefits as of December 31, 2014 and 2013	2
Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2014 and 2013	3
Notes to Financial Statements	4–17

SUPPLEMENTAL SCHEDULES*
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014	18–20
Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2014	21
Signature	22

EXHIBIT
23.1 – Consent of Independent Registered Public Accounting Firm	23

*Note:
Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Savings Plan Committee
Pfizer Savings Plan for Employees Resident in Puerto Rico:

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan for Employees Resident in Puerto Rico (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for plan benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedules of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 and Schedule H, Line 4j – Schedule of Reportable Transactions for the Year Ended December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedules of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 and Schedule H, Line 4j – Schedule of Reportable Transactions for the Year Ended December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP

Memphis, Tennessee
June 17, 2015

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
As of December 31, 2014 and 2013

	December 31,
(thousands of dollars)	2014	2013

Assets:
Investments, at fair value:
Pfizer Inc. common stock	$75,927	$76,790
Zoetis Inc. common stock	-	107
Other common stocks	3,178	3,107
Pfizer Inc. preferred stock	2,552	2,758
Common/collective trust funds	121,460	113,973
Mutual funds	93,203	84,155
Guaranteed investment contracts	-	6,307
Total investments, at fair value	296,320	287,197

Receivables:
Participant contributions	238	337
Company contributions	1,437	261
Notes receivable from participants	9,595	9,693
Interest and other	146	-
Total receivables	11,416	10,291
Total assets	307,736	297,488

Liabilities:
Investment management fees payable	2	15
Other	-	15
Total liabilities	2	30

Net assets available for plan benefits before adjustment	307,734	297,458

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,212)	(1,121)

Net assets available for plan benefits	$306,522	$296,337

See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Years Ended December 31, 2014 and 2013

	Year Ended December 31,
(thousands of dollars)	2014	2013

Additions/(reductions):
Additions/(reductions) to net assets attributed to:
Investment income:
Net appreciation in investments	$10,306	$34,008
Common stock dividends	2,630	2,189
Pfizer Inc. preferred stock dividends	85	96
Interest and dividend income from other investments	3,118	2,902
Total investment income	16,139	39,195
Interest income from notes receivable from participants	404	402
Less: Investment management, redemption and loan fees	(86)	(92)
Net investment and interest income	16,457	39,505

Contributions:
Participant	12,019	11,665
Company	5,357	5,436
Rollovers into the Plan	523	44
Total contributions	17,899	17,145

Total additions, net	34,356	56,650

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	23,909	24,889
Rollovers out of the Plan	262	22
Total deductions, net	24,171	24,911

Net increase	10,185	31,739

Transfers into the Plan	-	42,598

Net assets available for plan benefits:
Beginning of year	296,337	222,000
End of year	$306,522	$296,337

See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
Notes to Financial Statements
December 31, 2014 and 2013

1.	Description of the Plan

The following description of the Pfizer Savings Plan for Employees Resident in Puerto Rico (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, originally adopted in 1990 as the Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico, is a defined contribution plan. Participation in the Plan is open to any employee of Pfizer Pharmaceuticals LLC (the Company or Plan Sponsor) or an affiliate which has, with the consent of the Plan Sponsor or Pfizer Inc. (the Parent), adopted the Plan and who is included within a group or class designated by the Plan Sponsor as set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the New Puerto Rico Internal Revenue Code, Act No. 1 of January 31, 2011 (the Puerto Rico Code).

On June 24, 2013, the Parent completed the full disposition of its Animal Health business. The full disposition was completed through a series of steps, including, in the first quarter of 2013, the formation of Zoetis Inc. (Zoetis) and an initial public offering of an approximate 19.8% interest in Zoetis and, in the second quarter of 2013, an exchange offer for the remaining 80.2% interest. In connection with the exchange offer, participants holding Pfizer common stock units within the Plan were offered the opportunity to exchange all or a portion of their Pfizer common stock units held in the Plan for units of Zoetis common stock under a new Zoetis Stock Fund within the Plan. At the close of business on June 25, 2014, the fiduciary and investment manager of the Zoetis Stock Fund, Evercore Trust Company, N.A. (Evercore), directed the Northern Trust Company (Northern Trust), the Plan’s custodian, to liquidate the shares of Zoetis common stock in the Zoetis Stock Fund. Once the sale of the Zoetis common stock was completed, Evercore directed Fidelity Management Trust Company (Fidelity), the Plan’s record keeper, to transfer the remaining assets in the Zoetis Stock Fund to each participant’s Qualified Default Investment Alternative (QDIA) fund, which is a Vanguard Target Retirement Fund based on the participant’s year of birth. This transaction was completed on July 1, 2014.

Plan Administration

The Savings Plan Committee of the Parent monitors and reports on (i) the selection and termination of the trustee, custodian, investment managers, and other service providers to the Plan, and (ii) the investment activity and performance of the Plan.

Administrative Costs

In general, costs and expenses of administering the Plan are paid and absorbed by the Plan or the Plan Sponsor. The Plan’s administrative expenses may be paid for through offsets and/or payments associated with one or more of the Plan’s investment options. Investment management or related fees associated with certain investment fund options, fees associated with loans and in-service withdrawals (for active participants), and check fees (for separated participants) are paid by participants.

Contributions

Participants may contribute (i) 1% to 20% of their eligible compensation on a before-tax basis, up to the maximum before-tax amount permitted by the Puerto Rico Code; and (ii) 1% to 10% of their eligible compensation on an after-tax basis. For all participants, contributions of up to 3% of eligible compensation are matched 100% by the Company and the next 3% are matched 50% by the Company. Participant contributions in excess of 6% are not matched.

Effective April 1, 2014, Company matching contributions are deposited into the Plan each quarter, rather than on each pay date. In addition, generally participants must be actively employed on the last day of the quarter to receive the match; however, if the participant separates from the Company prior to the last day of the quarter due to retirement (defined as age 55 with 10 years of service or age 65), death, or disability, such participant may still receive the matching contribution. In January 2015, the Company funded the fourth quarter 2014 Company matching contributions in the amount of approximately $1.2 million.

Total combined before-tax and after-tax contributions may not exceed 20% of a participant’s eligible compensation, but total after-tax contributions, including spillover from before-tax contributions, cannot exceed 10% of a participant’s eligible compensation. Contributions are subject to certain legal limits set forth by the Puerto Rico Department of the Treasury and the Puerto Rico Code.

The Plan includes a retirement savings contribution (RSC) for employees hired, rehired, or transferred from certain positions on or after January 1, 2011 who are not eligible for the Pfizer Consolidated Pension Plan for Employees Resident in Puerto Rico. On May 8, 2012, the Company announced to employees that as of January 1, 2018, the Company will transition its U.S. and Puerto Rico employees from its defined benefit plans to an enhanced defined contribution savings plan. The RSC provides an additional annual employer-provided contribution based on age and service and a participant is 100% vested after 3 years of credited service. In February 2014, the Company funded the RSC for plan year 2013 in the amount of approximately $145,000. In February and April 2015, the Company funded the RSC for plan year 2014 in the amounts of approximately $248,000 and $24,000, respectively, $70,000 of which was funded by the usage of forfeited amounts.

Participant Accounts

Each participant's account is credited with the participant's contributions, allocations of the Company's matching contributions, RSC, and Plan earnings/(losses). Certain investment options are subject to investment manager fees that may be deducted from the participant’s account. Allocations are based on participant earnings/(losses) or account balances, as defined in the Plan.

Vesting

Participants are immediately 100% vested in their contributions and all Company matching contributions with the exception of the RSC. For the RSC, participants are 100% vested after 3 years of credited service.

Forfeited Amounts

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. At December 31, 2014 and 2013, the forfeited amounts available to reduce future Company contributions totaled approximately $77,000 and $70,000, respectively.

Rollovers into the Plan

Participants may elect to rollover one or more account balances from Pfizer sponsored or other qualified plans into the Plan.

Investment Options

Nonparticipant-Directed Funds –

Pfizer Stock Match Fund	–
This fund invests Company matching contributions in the common stock of Pfizer Inc.

All participants can diversify 100% of their Company matching contributions into any of the other available investment funds at any time after the contributions have been made to their account.

The fund targets a cash position of 0.25% of the fund balance for purposes of liquidity. The cash position may vary day to day.

Pfizer Preferred Stock Fund	–
This fund holds investments in the preferred stock of Pfizer Inc. which were allocated to participants in the Pharmacia Savings Plan for Employees Resident in Puerto Rico before the merger of that plan into the Plan on December 31, 2009. Dividends paid to a participant’s Pfizer Preferred Stock Fund account are substituted for an allocation of Pfizer Inc. common stock.

Participant-Directed Funds – Each participant in the Plan elects to have his or her contributions invested in any one or combination of investment funds in the Plan. Transfers between funds must be made in whole percentages or dollar amounts. Based on the investment option, certain short-term redemption fees or restrictions may apply. Any contributions for which the participant does not provide investment direction are invested in the participant’s QDIA fund based on the participant’s year of birth.

The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments.

Eligibility

All employees of the Company who are employed within the Commonwealth of Puerto Rico are eligible to enroll in the Plan on their date of hire, except for certain employees who (i) are covered by a collective bargaining agreement and have not negotiated to participate in the Plan or (ii) are employed by a unit not designated for participation in the Plan.

On April 16, 2003, the Parent completed an acquisition of Pharmacia. As a result of the acquisition, the Parent adopted and assumed sponsorship of the Searle Puerto Rico Savings Plan 1081(d) (formally known as the Searle Puerto Rico Savings Plan 1165(e)) (Searle Plan). Effective January 1, 2012, participants in the Searle Plan, other than those participants located in Caguas, Puerto Rico, began participating in the Plan. The balances of these participants remained in the Searle Plan until October 1, 2013 when they were merged into the Plan.

On October 1, 2013, the Searle Plan was merged into the Plan. Participants located in Caguas, Puerto Rico eligible to participate in or who held balances in the Searle Plan became eligible to participate in the Plan. Participant balances of the Searle Plan were transferred into investment options offered by the Plan as of the merger date. See Note 3, Transfers Into the Plan, for additional information.

On February 28, 2011, the Plan Sponsor completed an acquisition of King Pharmaceuticals. On December 31, 2013, the King Pharmaceuticals, Inc. 1165(e) Plan (King Plan) was merged into the Plan. Participants eligible to participate in or who held balances in the King Plan became eligible to participate in the Plan. Participant balances of the King Plan were transferred into investment options offered by the Plan as of the merger date. See Note 3, Transfers Into the Plan, for additional information.

Notes Receivable from Participants

Participants may borrow from their account balances with the interest rate set at 1% above the prime rate, as defined in the Plan. The minimum loan is $1,000 and the maximum amount is the lesser of (i) 50% of the vested account balance reduced by any current outstanding loan balance, or (ii) $50,000, reduced by the current outstanding loan balance. Under the terms of the Plan, loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years. Interest rates on outstanding loans ranged from 4.00% to 9.50% at December 31, 2014 and 2013.

Interest paid by the participant is credited to the participant’s account. Interest income from notes receivable from participants is recorded by the trustee as earned in the investment funds in the same proportion as the original loan issuance. Repayments may not necessarily be made to the same fund from which the amounts were borrowed. Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.

In the event of termination, participants will have 90 days to repay the outstanding loan balance before it is considered a distribution and subject to ordinary income tax in the year it is considered distributed. In addition, a 10% excise tax will generally apply if the participant is younger than age 59½ at the time the distribution occurs.

Payment of Benefits

Upon separation from service, retirement, or disability, a participant is entitled to receive the full value of their account balance in the form of a lump sum distribution. A participant generally may elect to receive his or her account balance at any time up to the later of 13 months after termination or age 65, subject to the provisions of the Plan. In the event of a participant's death, a spouse beneficiary generally may elect an immediate lump sum payment or defer payments until the later of 13 months from the date of death or when the participant would have reached age 65. A non-spouse beneficiary generally may elect an immediate lump sum payment or defer payment until 13 months from the date of the participant's death.

In-Service Withdrawals

Participants in the Plan may make in-service or hardship withdrawals from their account balances subject to the provisions of the Plan.

Plan Termination

The Plan Sponsor and the Parent expect to continue the Plan indefinitely, but reserve the right to amend, suspend or discontinue it in whole or in part at any time by action of the Plan Sponsor's Management, the Board of Directors of the Parent, or the authorized designee(s) of either of them. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the accompanying statements of net assets available for plan benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for plan benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of increases and decreases to net assets during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

Common stock is valued at the closing market price on the last business day of the year. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Common/collective trust funds (CCTs), except for the investment in the T. Rowe Price Stable Value Common Trust Fund, are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value. The T. Rowe Price Stable Value Common Trust Fund represents a common/collective trust fund with an underlying investment in Guaranteed Investment Contracts (GICs), Bank Investment Contracts (BICs), Synthetic Investment Contracts (SICs), and Separate Account Contracts (SACs), collectively, investment contracts. The investment contracts within the T. Rowe Price Stable Value Common Trust Fund are reported at fair value by the issuer insurance companies and banks with an appropriate adjustment to report such contracts at contract value because these investments are fully benefit-responsive. The T. Rowe Price Fixed Income Fund represented direct investments in GICs up until maturity. The GICs held directly by the Plan were reported at fair value by the issuer insurance companies and banks with an appropriate adjustment to report such contracts at contract value because these investments were fully benefit-responsive. See Note 6, Investment Contracts, for additional information.

Pfizer Inc. preferred stock provides dividends at the annual rate of 6.25% and is convertible at the holder’s option into 2.57487 shares of Pfizer Inc. common stock. The preferred stock may also be redeemed by Pfizer Inc. at a per-share equivalent stated value of $40.30. Pfizer Inc. preferred stock is valued using the higher of the per-share equivalent stated value of $40.30 or the quoted market price of Pfizer Inc. common stock multiplied by 2.57487 on the last business day of the Plan year (preferred stock share balances maintained by the Plan’s trustee and record keeper are on a basis equal to a multiple of 1,000 of the share balance and one-thousandth of the $40,300 stated value). Pfizer Inc. preferred stock was valued at $80.21 per share and $78.87 per share at December 31, 2014 and 2013, respectively, based on the closing Pfizer Inc. common stock price of $31.15 per share and $30.63 per share on December 31, 2014 and 2013, respectively.

See Note 8, Fair Value Measurements, for additional information regarding the fair value of the Plan’s investments.

Notes Receivable from Participants

Notes receivable from participants, which are subject to various interest rates, are recorded at amortized cost.

Payment of Benefits

Benefits are recorded when paid.

Investment Transactions

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Net Appreciation in Investments

The Plan presents, in the statements of changes in net assets available for plan benefits, the net appreciation in the value of its investments which consists of the realized and unrealized gains and losses on those investments and the change in contract value of the fund holding investments in GICs, BICs, SICs, and SACs. Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold). Unrealized gains and losses on investments represent the difference between the cost of the investments and their fair value at the end of the year.

3.	Transfers Into the Plan

In 2013, the net assets of the Searle Plan, in the amount of $42.0 million, were transferred into the Plan.

In 2013, the net assets of the King Plan, in the amount of $0.6 million, were transferred into the Plan.

4.	Tax Status

The Puerto Rico Department of the Treasury has determined and informed the Plan Sponsor by letter dated May 28, 2008 that the Plan and related trust are designed in accordance with the applicable sections of the Puerto Rico Code. The Plan has been amended since receiving the determination letter. However, the Company's counsel believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Code. Accordingly, no provision has been made for Puerto Rico income taxes in the accompanying financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico Department of the Treasury. The Company’s counsel has confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is generally no longer subject to income tax examinations for years prior to 2011.

5.	Investments

The fair value of individual investments that represented 5% or more of the Plan's net assets available for plan benefits were as follows:

	December 31,
(thousands of dollars)	2014	2013

Pfizer Inc. common stock*	$75,927	$76,790
T. Rowe Price Stable Value Common Trust Fund**	74,300	69,934
NTGI – S&P 500 Index Fund	28,929	25,667

*
Includes 1,297,698 nonparticipant-directed shares and 1,139,783 participant-directed shares at December 31, 2014 and 1,317,834 nonparticipant-directed shares and 1,189,200 participant-directed shares at December 31, 2013.

**	T. Rowe Price Stable Value Common Trust Fund, at contract value, was approximately $73.1 million and $68.9 million at December 31, 2014 and 2013, respectively.

The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31,
(thousands of dollars)	2014	2013
Net appreciation in investments:
Common stock	$1,669	$12,759
Pfizer Inc. preferred stock	41	543
Mutual funds	4,258	14,466
Common/collective trust funds	4,338	6,240
	$10,306	$34,008

6.	Investment Contracts

Participants in the Plan have a stable value investment option that invests in the T. Rowe Price Stable Value Common Trust Fund, which is a collective trust fund that invests primarily in fully benefit-responsive contracts such as GICs, BICs, SICs, and SACs. The contract value of the investment contracts represents contributions made under the contract and related earnings offset by participant withdrawals. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

At December 31, 2014 and 2013, the contract value of the Plan’s investments in the T. Rowe Price Stable Value Common Trust Fund was approximately $73 million and $70 million, respectively. The average portfolio yields for the years ended December 31, 2014 and 2013 for the T. Rowe Price Stable Value Common Trust Fund were 1.83% and 2.06%, respectively. The crediting interest rates for the years ended December 31, 2014 and 2013 were 2.29%.

In 2013, the stable value investment option included investments in Plan owned fully benefit-responsive GICs (referred to as the T. Rowe Price Fixed Income Fund). The contract value of the investment contracts represented contributions made under the contract and related earnings offset by participant withdrawals. There were no reserves against contract value for credit risk of the contract issuers or otherwise.

At December 31, 2014, the Plan did not hold any GICs directly with insurance companies. At December 31, 2013, the Plan held GICs directly with insurance companies with a contract value of approximately $6 million. The average portfolio yield for the year ended December 31, 2013 was 5.49%. The crediting interest rate for the year ended December 31, 2013 was 5.78%.

Traditional investment contracts, such as GICs and BICs, provide for a fixed return on principal invested for a specified period of time. The issuer of a traditional contract is a financially responsible counterparty, typically an insurance company, bank, or other financial services institution. The issuer accepts a deposit from a benefit plan or collective trust fund and purchases investments, which are held by the issuer. The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the benefit plan or collective trust fund and guarantees liquidity at contract value prior to maturity for routine permitted participant-initiated withdrawals from a stable value fund that holds these investment contracts. "Permitted participant-initiated withdrawals" refers to withdrawals from the stable value fund which directly result from participant transactions allowed by a benefit plan, such as participant withdrawals for benefits, loans, or transfers to other funds or trusts within the benefit plan.

In contrast to traditional investment contracts, the investments underlying a synthetic structure are owned by a benefit plan or collective trust fund. SICs consist of a portfolio of underlying assets owned by a benefit plan or collective trust fund and a wrap contract issued by a financially responsible third party, typically an insurance company, bank, or other financial services institution. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals from a stable value fund. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

SACs share certain attributes of both traditional and synthetic investment contracts. A SAC is a contract with a financially responsible counterparty, typically an insurance company. The issuer guarantees liquidity at contract value for permitted participant-initiated withdrawals from the collective trust fund and provides for a variable crediting rate, not less than zero, based on performance of an underlying portfolio of investments. The issuer accepts a deposit of cash and/or securities from the collective trust fund to create the underlying fixed income portfolio. The underlying portfolio holdings are owned by the issuer but are required to be segregated in a separate account and are designed to be protected from the claims of the issuer’s general creditors in the event of issuer insolvency. As with a SIC, to the extent the portfolio underlying a SAC is insufficient to cover payment obligations under the contract, the issuer is contractually obligated to make such payments in full. The SAC provides that gains and losses on the underlying portfolio accrue to the benefit of the trust. SACs have no stated maturity but may be discontinued by either party subject to any notice period under the terms of the SAC.

The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets. The crediting rate will generally reflect, over time, movements in prevailing interest rates. However, at times the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets. In most cases, realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of a stable value fund, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

The existence of certain conditions can limit a benefit plan's or collective trust fund’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of a benefit plan or collective trust which causes a withdrawal from an investment contract may result in a contract value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the plan or collective trust fund, tax disqualification, certain plan or trust amendments if issuers' consent is not obtained, improper communications to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs, and bankruptcy. The Plan Sponsor does not believe the occurrence of any such event is probable.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value. For example, certain breaches by a benefit plan or the investment manager of their obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law. SICs and SACs may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or terminate the contract in the event certain investment guidelines are materially breached and not cured.

7.	Nonparticipant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments in the Pfizer Stock Match Fund and the Pfizer Preferred Stock Fund is as follows:

	As of December 31,
(thousands of dollars)	2014	2013
Net assets:
Assets:
Investments, at fair value:
Common stock	$40,423	$40,365
Pfizer Inc. preferred stock	2,552	2,758
Common/collective trust funds	67	265
Total investments	43,042	43,388
Receivables:
Participant contributions	-	5
Company contributions	1,234	116
Total receivables	1,234	121
Total assets	44,276	43,509

Liabilities:
Payable for securities purchased and other	-	4
Net assets available for plan benefits	$44,276	$43,505

	Year Ended December 31,
(thousands of dollars)	2014	2013
Changes in net assets:
Investment income:
Net appreciation in investments	$737	$6,818
Common stock dividends	1,354	1,067
Pfizer Inc. preferred stock dividends	85	96
Interest and dividend income from other investments	-	32
Total investment income	2,176	8,013
Less: Investment management, redemption and loan fees	(16)	(8)
Net investment and interest income	2,160	8,005

Contributions, benefits paid and transfers:
Company contributions	5,147	5,291
Benefits paid to participants	(4,428)	(3,720)
Transfers (to)/from participant-directed investments	(2,108)	5,465
Total contributions, benefits paid and transfers	(1,389)	7,036
Net increase	771	15,041

Net assets available for plan benefits:
Beginning of year	43,505	28,464
End of year	$44,276	$43,505

8.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 meaning the use of unobservable inputs.

See Note 2, Summary of Significant Accounting Policies: Investment Valuation, for information regarding the methods used to determine the fair value of the Plan’s investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014 and 2013:

(thousands of dollars)	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Common/Collective Trusts:
US Large Cap Equity	$-	$28,929	$-	$28,929
US Small/Mid Cap Equity	-	4,037	-	4,037
Fixed Income	-	88,494	-	88,494
	-	121,460		121,460
Mutual Funds:
US Large Cap Equity	14,971	-	-	14,971
US Small/Mid Cap Equity	26,195	-	-	26,195
Non-US Equity	16,175	-	-	16,175
Retirement Target Date	35,862	-	-	35,862
	93,203	-	-	93,203

Pfizer Inc. Common Stock	75,927	-	-	75,927
Other Common Stocks	3,178	-	-	3,178
Pfizer Inc. Preferred Stock	-	2,552	-	2,552

Total Investments at Fair Value	$172,308	$124,012	$-	$296,320

(thousands of dollars)	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Common/Collective Trusts:
US Large Cap Equity	$-	$25,667	$-	$25,667
US Small/Mid Cap Equity	-	4,033	-	4,033
Fixed Income	-	84,273	-	84,273
	-	113,973		113,973
Mutual Funds:
US Large Cap Equity	13,121	-	-	13,121
US Small/Mid Cap Equity	24,719	-	-	24,719
Non-US Equity	16,394	-	-	16,394
Retirement Target Date	29,921	-	-	29,921
	84,155	-	-	84,155

Pfizer Inc. Common Stock	76,790	-	-	76,790
Zoetis Inc. Common Stock	107	-	-	107
Other Common Stocks	3,107	-	-	3,107
Pfizer Inc. Preferred Stock	-	2,758	-	2,758
Guaranteed Investment Contracts	-	6,307	-	6,307

Total Investments at Fair Value	$164,159	$123,038	$-	$287,197

9.	Related-Party Transactions

Banco Popular de Puerto Rico, the trustee of the Plan, is deemed a party-in-interest and a related party. Northern Trust manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. Fidelity manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. The Plan also invests in shares of the Parent; therefore, these transactions qualify as party-in-interest transactions.

10.	Risks and Uncertainties

Investment securities, including Pfizer Inc. common and preferred stock, are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

11.	Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded as benefits paid on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but not yet paid as of that date. Deemed distributions, representing withdrawing participants with outstanding loan balances for which no post-default payment activity has occurred, are not reported on Form 5500 in net assets available for plan benefits. Also, investments in the T. Rowe Price Stable Value Common Trust Fund and T. Rowe Price Fixed Income Fund are reported on Form 5500 at fair value, whereas the net assets available for plan benefits in the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
(thousands of dollars)	2014	2013

Net assets available for plan benefits per the financial statements	$306,522	$296,337
Adjustment of T. Rowe Price Stable Value Common Trust Fund and T. Rowe Price Fixed Income Fund from contract value to fair value	1,212	1,121
Amounts allocated to withdrawing participants	(19)	(15)
Deemed distributions	(371)	(282)
Net assets available for plan benefits per Form 5500	$307,344	$297,161

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year Ended December 31,
(thousands of dollars)	2014	2013

Benefits paid to participants, including rollovers, per the financial statements	$24,171	$24,911
Amounts allocated to withdrawing participants and deemed distributions at end of year	390	297
Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(297)	(430)
Benefits paid to participants, including rollovers, per Form 5500	$24,264	$24,778

The following is a reconciliation of net appreciation in investments per the financial statements to the Form 5500:

	Year Ended December 31,
(thousands of dollars)	2014	2013

Net appreciation in investments per the financial statements	$10,306	$34,008
Adjustment of T. Rowe Price Stable Value Common Trust Fund and T. Rowe Price Fixed Income Fund from contract value to fair value at end of year	1,212	1,121
Adjustment of T. Rowe Price Stable Value Common Trust Fund and T. Rowe Price Fixed Income Fund from contract value to fair value at beginning of year	(1,121)	(3,083)
Net appreciation in investments per Form 5500	$10,397	$32,046

12.	Subsequent Events

Effective January 1, 2015, Company matching contributions are invested according to each participant’s investment election for his or her contributions. This change did not affect any existing holdings in the Pfizer Stock Match Fund, only future investment direction. Pfizer stock will continue to be offered as an investment option but the Company will no longer be directing its matching contributions to this investment.

Effective January 1, 2015, State Street Global Advisors was hired as both the 3(21) independent fiduciary and 3(38) investment manager, as defined by ERISA, to oversee the common and preferred company stock funds.

The Plan Sponsor has evaluated subsequent events from the statement of net assets available for plan benefits date through June 17, 2015, the date at which the financial statements were available to be issued, and determined there were no additional items to disclose.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2014
(thousands of dollars)

(a)	(b)	(c)	(c)	(c)	(c)	(d)	(e)
			Rate		Number of
	Identity of Issue, Borrower, Lessor,	Description of	of	Maturity	Shares or		Current
	or Similar Party	Investment	Interest	Date	Units	Cost	Value

	AbbVie Inc.	Common stock			478	25	31
	ACE Limited	Common stock			436	44	50
	Activision Blizzard, Inc.	Common stock			1,325	29	27
	The AES Corporation	Common stock			2,712	39	37
	AGCO Corporation	Common stock			76	3	3
	The Allstate Corporation	Common stock			875	49	61
	American Homes 4 Rent	Common stock			751	12	13
	Aon plc	Common stock			211	20	20
	Apollo Education Group Inc.	Common stock			649	21	22
	Apple Inc.	Common stock			756	63	83
	Avery Dennison Corporation	Common stock			340	16	18
	Avon Products, Inc.	Common stock			347	3	3
	Barrick Gold Corporation	Common stock			829	16	9
	BB&T Corporation	Common stock			429	16	17
	Berkshire Hathaway Inc.	Common stock			912	106	137
	Brocade Communication Systems, Inc.	Common stock			2,678	23	32
	California Resources Corporation	Common stock			84	1	-
	Capital One Financial Corporation	Common stock			1,230	92	102
	Canadian Natural Resources Ltd.	Common stock			940	33	29
	Cisco Systems, Inc.	Common stock			2,698	57	75
	Citigroup Inc.	Common stock			2,499	130	135
	Coach, Inc.	Common stock			89	3	3
	Comcast Corporation	Common stock			1,108	57	64
	Crane Co.	Common stock			325	23	19
	Crown Holdings, Inc.	Common stock			453	20	23
	CVS Caremark Corporation	Common stock			771	54	74
	Delta Air Lines, Inc.	Common stock			824	30	41
	Discover Financial Services	Common stock			681	37	45
	Discovery Communications, Inc.	Common stock			99	3	3
	Dover Corporation	Common stock			103	8	7
	EMC Corporation	Common stock			2,092	56	62
	Emerson Electric Co.	Common stock			239	16	15
	Energen Corp.	Common stock			280	21	18
	EOG Resources, Inc.	Common stock			330	29	30
	EQT Corporation	Common stock			324	34	25
	Express Scripts Holding Company	Common stock			688	48	58
	Exxon Mobil Corporation	Common stock			306	30	28
	Fidelity National Information Services, Inc.	Common stock			235	12	15
	Fifth Third Bancorp	Common stock			2,492	51	51
	Fluor Corporation	Common stock			55	3	3
	Freeport-McMoRan Inc.	Common stock			273	7	6
	The Gap, Inc.	Common stock			732	28	31
	General Dynamics Corporation	Common stock			141	17	19
	Gilead Sciences Inc.	Common stock			96	9	9
	Global Payments Inc.	Common stock			113	8	9
	The Home Depot, Inc.	Common stock			307	25	32
	Honeywell International Inc.	Common stock			153	14	15
	Huntsman Corporation	Common stock			1,102	28	25
	International Paper Company	Common stock			481	23	26
	Johnson & Johnson	Common stock			824	76	86

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2014
(thousands of dollars)

(a)	(b)	(c)	(c)	(c)	(c)	(d)	(e)
			Rate		Number of
	Identity of Issue, Borrower, Lessor,	Description of	of	Maturity	Shares or		Current
	or Similar Party	Investment	Interest	Date	Units	Cost	Value

	JPMorgan Chase & Co.	Common stock	1,979	115	124
	Lear Corporation	Common stock	289	23	28
	Liberty Broadband Corporation	Common stock	254	10	11
	Liberty Global plc	Common stock	1,162	47	56
	Liberty Media Corporation	Common stock	849	31	30
	Lockheed Martin Corporation	Common stock	346	51	67
	Macy's, Inc.	Common stock	344	18	23
	Marathon Petroleum Corporation	Common stock	312	29	28
	McKesson Corporation	Common stock	56	9	12
	Medtronic plc	Common stock	865	54	71
	MetLife, Inc.	Common stock	375	20	20
	Microsoft Corporation	Common stock	1,501	56	70
	NXP Semiconductors NV	Common stock	213	13	16
	Occidental Petroleum Corporation	Common stock	535	46	43
	Omnicare, Inc.	Common stock	380	23	28
	Omnicom Group Inc.	Common stock	190	14	15
	ON Semiconductor Corporation	Common stock	1,651	13	17
	Oracle Corp	Common stock	1,118	44	50
	Owens Illinois Inc	Common stock	46	1	1
*	Pfizer Inc	Common stock	2,437,481	55,262	75,927
	Phillips 66	Common stock	779	59	56
	Prudential Financial, Inc.	Common stock	336	30	30
	QEP Resources, Inc.	Common stock	960	29	19
	QUALCOMM Incorporated	Common stock	405	29	30
	Quest Diagnostics Incorporated	Common stock	344	18	23
	Raytheon Company	Common stock	447	40	48
	Rice Energy Inc.	Common stock	244	7	5
	Scripps Networks Interactive, Inc.	Common stock	246	19	19
	Seagate Technology Public Limited Company	Common stock	268	15	18
	Shire plc	Common stock	65	15	14
	Six Flags Entertainment Corporation	Common stock	377	15	16
	TE Connectivity Ltd.	Common stock	442	24	28
	Terex Corporation	Common stock	119	3	3
	Teva Pharmaceutical Industries Limited	Common stock	645	35	37
	Time Inc.	Common stock	347	8	9
	Time Warner Inc.	Common stock	332	22	28
	The Travelers Companies, Inc.	Common stock	365	32	39
	Tyson Foods, Inc.	Common stock	967	35	39
	United Continental Holdings, Inc.	Common stock	226	10	15
	Validus Holdings, Ltd.	Common stock	264	10	11
	Verizon Communications Inc.	Common stock	738	36	35
	Wells Fargo & Company	Common stock	2,432	110	133
	Western Digital Corporation	Common stock	340	29	38
	Wynn Resorts Ltd.	Common stock	22	3	3
	Zimmer Holdings, Inc.	Common stock	225	22	26
	Total common stocks			58,102	79,105

*	Pfizer Inc. Preferred Stock	Preferred stock	31,823	1,282	2,552

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2014
(thousands of dollars)

(a)	(b)	(c)	(c)	(c)	(c)	(d)	(e)
			Rate		Number of
	Identity of Issue, Borrower, Lessor,	Description of	of	Maturity	Shares or		Current
	or Similar Party	Investment	Interest	Date	Units	Cost	Value

*	NTGI – S&P 500 Index Fund	Collective trust fund	4,377	16,999	28,929
*	NTGI – Russell 2000 Small Cap Index Fund	Collective trust fund	2,509	3,430	4,037
*	NTGI – Collective Government Short-Term
	Investment Fund	Collective trust fund	783,184	783	663
	BlackRock US Debt Index Fund	Collective trust fund	302,398	8,680	9,686
	BlackRock TIPS Index Fund	Collective trust fund	292,606	3,801	3,845
	T. Rowe Price Stable Value Common Trust Fund	Collective trust fund	73,088,123	73,088	74,300
	Total common/collective trust funds			106,781	121,460

*	Fidelity Large Cap Growth Fund	Mutual fund	113,658	11,654	14,971
*	Fidelity Mid Cap Stock Fund	Mutual fund	369,755	11,777	14,195
*	Fidelity Low Price Stock Fund	Mutual fund	153,062	6,415	7,684
	T. Rowe Price Small Cap Stock Fund	Mutual fund	210,740	4,307	4,316
	Dodge & Cox International Fund	Mutual fund	306,457	10,731	12,905
	Oppenheimer Developing Markets Fund	Mutual fund	93,280	3,107	3,270
	Vanguard Target Retirement Income Fund	Mutual fund	249,184	3,047	3,217
	Vanguard Target Retirement 2015 Fund	Mutual fund	79,256	1,148	1,212
	Vanguard Target Retirement 2020 Fund	Mutual fund	322,120	7,717	9,168
	Vanguard Target Retirement 2025 Fund	Mutual fund	126,325	1,973	2,088
	Vanguard Target Retirement 2030 Fund	Mutual fund	438,590	9,894	12,737
	Vanguard Target Retirement 2035 Fund	Mutual fund	98,733	1,596	1,761
	Vanguard Target Retirement 2040 Fund	Mutual fund	161,568	3,688	4,808
	Vanguard Target Retirement 2045 Fund	Mutual fund	37,903	661	707
	Vanguard Target Retirement 2050 Fund	Mutual fund	2,336	64	69
	Vanguard Target Retirement 2055 Fund	Mutual fund	2,973	89	95
	Total mutual funds			77,868	93,203

	Total investments				296,320

*	Notes receivable from participants	Interest Rates: 4.00% - 9.50%			9,595
		Maturity Dates: 2015- 2028

	Total				$305,915

	* Party-in-interest as defined by ERISA

	See accompanying report of independent registered public accounting firm.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year ended December 31, 2014
(thousands of dollars)

					(h)
					Current
					value of
(a)	(b)	(c)	(d)	(g)	asset on	(i)
Identity of	Description	Purchase	Selling	Cost	transaction	Net gain/
party involved	of asset	price	price	of asset	date	(loss)

NTGI Collective Government Short-Term Investment Fund*	CCT shares – 89 purchases	7,744	-	7,744	7,744	-

NTGI Collective Government Short-Term Investment Fund*	CCT shares – 161 sales	-	7,823	7,823	7,823	-

Pfizer Inc.*	Common stock – 13 purchases	4,761	-	4,761	4,761	-

Pfizer Inc.*	Common stock – 104 sales	-	5,367	3,961	5,367	1,406

* Party-in-interest as defined by ERISA
See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

By: /s/ Brian McMahon

Brian McMahon
Member, Savings Plan Committee

Date: June 17, 2015